CUSIP No. 62943B105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

THE GOLDFIELD CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

381370105
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 12, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,850,084
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,850,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.27%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
Yorktown Avenue Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,186,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,186,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.66%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
3,036,634
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,036,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,036,634
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
3,036,634
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,036,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,036,634
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 3 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on May 18, 2007 (the “Initial 13D”) by the Reporting Person (defined below) with respect to the common stock, $0.10 par value per share (the “Common Stock”), of The Goldfield Corporation, a Delaware corporation (the “Issuer” or the “Company”), and amended on September 5, 2007 (“Amendment No. 1”), October 16, 2007 (“Amendment No. 2”), and December 17, 2007 (“Amendment No. 3), is hereby amended by this Amendment No. 4 to furnish additional information set forth herein.  The principal executive office address of the Issuer is 1684 West Hibiscus Blvd., Melbourne, Florida 32901.

Item 2.                      Identity and Background

Item 2 is hereby amended by deleting Item 2 of Amendment No. 3 in its entirety and replacing it with the following:

(a)-(f)

This Schedule 13D is jointly filed by Boston Avenue Capital LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Stephen J. Heyman, and James F. Adelson (the “Reporting Persons”).

•	The principal business address for each Reporting Person is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business for each of Boston and Yorktown is investing in securities.
•	Messrs. Heyman and Adelson are the joint managers of each of Boston and Yorktown and have the power to vote or direct the vote of the securities.
•	The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.

Charles M. Gillman is not a Reporting Person but provides various consulting services to Boston and Yorktown in respect of the Issuer’s shares. Mr. Gillman does not own any of the Issuer's Common Stock and disclaims beneficial ownership of the Issuer's Common Stock owned by Boston and Yorktown.
During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Boston and Yorktown are Oklahoma limited liability companies.  Messrs. Heyman and Adelson are United States Citizens.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 3 in its entirety and replacing it with the following:

As of July 22, 2013, Boston and Yorktown had invested $3,222,503 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting items (a) and (b) of Item 5 of Amendment No. 3 and replacing them with the following:

(a)	and (b)

According to the Issuer’s most recent Form 10Q filed on May 9, 2013, there were 25,451,354 shares of Common Stock issued and outstanding as of May 6, 2013.  Boston directly owns 1,850,084 shares of Common Stock (approximately 7.27%) and Yorktown directly owns 1,186,550 shares of Common Stock (approximately 4.66%) of the Issuer.  As the joint managers of Boston and Yorktown, Messrs. Heyman and Adelson may also be deemed to beneficially own the 3,036,634 shares of Common Stock (approximately 11.93%) of the Issuer held by Boston and Yorktown.

As noted in Item 2, Mr. Gillman does not own any of the Issuer's Common Stock and disclaims beneficial ownership of the Issuer's Common Stock owned by Boston and Yorktown.
Messrs. Adelson and Heyman disclaim beneficial ownership of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman

BOSTON AVENUE CAPITAL LLC

By:	/s/ James F. Adelson
James F. Adelson

YORKTOWN AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman

YORKTOWN AVENUE CAPITAL LLC

By:	/s/ James F. Adelson
James F. Adelson

JAMES F. ADELSON

By:	/s/ James F. Adelson

STEPHEN J. HEYMAN

By:	/s/ Stephen J. Heyman